Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Calgary, Alberta, November 2, 2010 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months and six months ended September 30, 2010.

Conversion to US GAAP

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with US GAAP. Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights
	Three Months Ended Sept. 30,		Six Months Ended Sept. 30,
(dollars in thousands)	2010	2009	2010	2009
Revenue	$234,858	$170,702	$418,452	$317,221
Gross profit	$29,097	$33,796	$44,717	$58,936
Gross profit margin	12.4%	19.8%	10.7%	18.6%
Operating income	$12,305	$18,937	$13,369	$29,075
Operating margin	5.2%	11.1%	3.2%	9.2%
Net income (loss)	$2,369	$4,299	$(7,940)	$14,226
Per share information
Net income (loss) - basic	$0.07	$0.12	$(0.22)	$0.39
Net income (loss) - diluted	$0.06	$0.12	$(0.22)	$0.39

Consolidated EBITDA(1)	$22,609	$31,978	$34,788	$51,372
Capital expenditures	$12,212	$23,555	$18,801	$43,265
Cash and cash equivalents	$56,180	$97,491	$56,180	$97,491

(1)	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” at the end of this release.

“We capitalized on strengthening market demand to increase consolidated revenues by 38% during the three months ended September 30, 2010,” said President and CEO, Rod Ruston. “This year-over-year gain was achieved with contribution from all three of our operating segments as we secured and carried out work on new piling, pipeline and oil sands construction contracts. We also continued to successfully develop our environmental and tailings services initiative, with revenue from this new service offering beginning to benefit our Heavy Construction and Mining segment.”

Gross profit for the period was negatively impacted by weather and project start-up delays that hampered productivity on certain projects. Margins were also affected by an increase in lower-margin recurring services work executed under the Company’s long-term overburden contract with Canadian Natural Resources Limited (Canadian Natural) during the quarter.

“We continue to anticipate improved operating conditions and performance in the latter part of the fiscal year,” said Mr. Ruston. “Demand for recurring services is expected to grow with all operating oil sands mines back in full production for the first time in over a year. Opportunities on the project development side of our business also continue to increase as oil sands momentum rebuilds and the commercial and industrial construction markets recover. Our recent acquisition of Cyntech only adds to the opportunities available to us.”

On November 1, 2010, NAEP acquired the assets of Cyntech Corporation and its US-based wholly-owned subsidiary, Cyntech Anchor Systems LLC (collectively “Cyntech”) for cash consideration of approximately $20.8 million. Cyntech is a Calgary-based designer and manufacturer of screw piles and pipeline anchoring systems, as well as a provider of recurring tank maintenance services to the petro-chemical industry. The acquisition brings NAEP capabilities that complement its existing service offering, increase its recurring services revenue stream and expand its reach into international markets. The acquisition is consistent with NAEP’s stated intention to grow its less capital intensive businesses and high-margin service offerings.

“Our outlook going forward is positive,” Mr. Ruston added. “Momentum is building in all parts of our business and we are executing successfully on our growth strategy.”

Consolidated Results for the Three Months Ended September 30, 2010

	Three Months Ended Sept. 30,
(dollars in thousands)	2010	2009	Change
Revenue	$234,858	$170,702	$64,156

For the three months ended September 30, 2010, consolidated revenues increased to $234.9 million, from $170.7 million during the same period last year. The $64.2 million improvement reflects higher project development revenues from all three operating segments, partially offset by a decrease in recurring services revenues. The decline in recurring services revenues reflects a temporary reduction in activity at Shell Canada Energy’s (Shell Albian) oil sands operations during the commissioning of the Jackpine mine.

	Three Months Ended Sept. 30,
(dollars in thousands)	2010	2009	Change
Gross profit	$29,097	$33,796	$(4,699)
Gross profit margin	12.4%	19.8%

Gross profit for the three months ended September 30, 2010 was $29.1 million (12.4% of revenue), compared to $33.8 million (19.8% of revenue) during the same period last year. The reduction in gross profit margin primarily reflects lower-margin contracts in the project mix and reduced productivity on certain projects as a result of client start-up delays and unseasonably wet weather.

	Three Months Ended Sept. 30,
(dollars in thousands)	2010	2009	Change
Operating income	$12,305	$18,937	$(6,632)
Operating margin	5.2%	11.1%

For the three months ended September 30, 2010, operating income was $12.3 million (5.2% of revenue), compared to $18.9 million (11.1% of revenue) during the same period last year. The change in operating income primarily reflects the lower gross margins, as well as a $1.4 million year-over-year increase in general and administrative (G&A) expenses. G&A costs increased as a result of a partial restructuring of the Company’s stock option plan.

	Three Months Ended Sept. 30,
(dollars in thousands, except per share amounts)	2010	2009	Change
Net income	$2,369	$4,299	$(1,930)
Per share information
Net income - basic	$0.07	$0.12	$(0.05)
Net income - diluted	$0.06	$0.12	$(0.06)

For the three months ended September 30, 2010, the Company recorded net income of $2.4 million (basic income per share of $0.07 and diluted income per share of $0.06), compared to $4.3 million (basic and diluted income per share of $0.12) during the same period last year. The non-cash items affecting results in the current period included gains on the embedded derivatives in certain long-term supplier contracts, partially offset by a loss on the embedded derivatives in a long-term customer contract. In the prior-year period, the non-cash items affecting net income included losses on the cross-currency and interest rate swaps, losses on embedded derivatives in certain long-term supplier contracts and losses on the embedded derivatives in a long-term customer contract. Partially offsetting these losses were the positive foreign exchange impact of the strengthening Canadian dollar on the Company’s 8 ¾% senior notes and a gain on an embedded derivative related to redemption options in the 8 ¾% senior notes. Excluding the above items, net income for the three months ended September 30, 2010 would have been $1.4 million (basic and diluted income per share of $0.04), compared to $6.9 million during the same period last year (basic and diluted income per share of $0.19) .

Consolidated Results for the Six Months Ended September 30, 2010
	Six Months Ended Sept. 30,
(dollars in thousands)	2010	2009	Change
Revenue	$418,452	$317,221	$101,231

For the six months ended September 30, 2010, consolidated revenues increased to $418.5 million, from $317.2 million during the same period last year. The $101.2 million improvement reflects increased demand for recurring services and the growing volume of piling, pipeline and oilsands construction projects.

	Six Months Ended Sept. 30,
(dollars in thousands)	2010	2009	Change
Gross profit	$44,717	$58,936	$(14,219)
Gross profit margin	10.7%	18.6%

Gross profit for the six months ended September 30, 2010 was $44.7 million (10.7% of revenue), compared to $58.9 million ($18.6% of revenue) during the same period last year. The reduction in gross profit margin reflects increased volumes of lower-margin work in the project mix, the impact of unusually wet weather conditions on certain construction projects and productivity issues related to the delayed start-up of two pipeline projects. Margin performance was further affected by higher equipment costs related to the increased repair maintenance activity undertaken during the extended spring break-up period and lower than anticipated utilization of our large mining trucks and shovels.

	Six Months Ended Sept. 30,
(dollars in thousands)	2010	2009	Change
Operating income	$13,369	$29,075	$(15,706)
Operating margin	3.2%	9.2%

For the six months ended September 30, 2010, operating income was $13.4 million (3.2% of revenue), compared to $29.1 million (9.2% of revenue) during the same period last year. The change in operating income largely reflects the lower gross margins discussed above. General and administrative expense remained stable between the two periods.

	Six Months Ended Sept. 30,
(dollars in thousands, except per share amounts)	2010	2009	Change
Net (loss) income	$(7,940)	$14,226	$(22,166)
Per share information
Net (loss) income - basic	$(0.22)	$0.39	$(0.61)
Net (loss) income - diluted	$(0.22)	$0.39	$(0.61)

The Company recorded a net loss of $7.9 million (basic and diluted loss per share of $0.22) for the six months ended September 30, 2010, compared to net income of $14.2 million (basic and diluted income per share of $0.39) during the same period last year. The non-cash items affecting current-year results included the write-off of deferred financing costs at the settlement of the 8 ¾% senior notes and losses on cross-currency and interest rate swaps. Partially offsetting these losses was the positive foreign exchange impact of the strengthening Canadian dollar on the Company’s 8 ¾% senior notes, gains on embedded derivatives in certain long-term supplier contracts and gains on embedded derivatives in a long-term customer contract. In the prior-year period, non-cash items affecting results included the positive foreign exchange impact of the strengthening Canadian dollar on the Company’s 8 ¾% senior notes, gains on an embedded derivative related to redemption options in the 8 ¾% senior notes and gains embedded derivatives in long-term supplier contracts. Partially offsetting these gains were losses on cross-currency and interest rate swaps and losses on embedded derivatives in a long-term customer contract. Excluding the above items, net loss for the six months ended September 30, 2010 would have been $2.7 million (basic loss per share of $0.07), compared to a net income of $6.9 million during the same period last year (basic and diluted income per share of $0.19) .

Segment Results

Heavy Construction and Mining

	Three Months Ended Sept. 30,
(dollars in thousands)	2010	2009	Change
Segment revenue	$171,628	$154,055	$17,573
Segment profit	22,234	21,922	312
Segment profit percentage	13.0%	14.2%

For the three months ended September 30, 2010, revenue from the Heavy Construction and Mining segment increased $17.6 million to $171.6 million, primarily as a result of increased project development revenues. The segment benefited from several new oil sands projects, including tailings-related construction projects for Shell Albian and mine development projects for Exxon Mobil Corporation (Exxon) and Canadian Natural. Recurring services revenues were lower compared to the same period last year as a result of reduced activity at Shell Albian during the commissioning of the Jackpine mine and the resulting integration activities at the Muskeg River mine. Increased activity on the Company’s long-term overburden contract with Canadian Natural and increased activity at Suncor Energy Inc. (Suncor) helped mitigate this decline in recurring services revenues.

Segment margins for the three months ended September 30, 2010 were 13.0% of revenue, compared to 14.2% during the same period last year. Profit margin in the prior-year period was lower than normal due to the impact of a margin adjustment on the Company’s long-term overburden removal contract. Excluding this impact, profit margin for the prior-year period would have been 16.8% of revenue. The year-over-year change in Heavy Construction and Mining profit margin primarily reflects an increase in lower-margin overburden removal activity, wet weather-related productivity impacts and startup delays on a construction project.

	Six Months Ended Sept. 30,
(dollars in thousands)	2010	2009	Change
Segment revenue	$335,237	$285,881	$49,356
Segment profit	44,481	45,437	(956)
Segment profit percentage	13.3%	15.9%

For the six months ended September 30, 2010, revenue from the Heavy Construction and Mining segment increased $49.4 million to $335.2 million, reflecting increases in both recurring services and project development revenues. The growth in recurring services revenues reflects increased demand from Suncor and Canadian Natural, partially offset by reduced activity at Shell Albian’s Jackpine and Muskeg River sites. The increase in project development revenues reflects the start-up of construction projects at Exxon’s Kearl and Canadian Natural’s Horizon sites, as well as work on tailings-related construction projects at Shell Albian.

Segment margins for the six months ended September 30, 2010 were 13.3% of revenue, compared to 15.9% during the same period last year. The change in profit margin reflects the increase in lower-margin overburden removal work, costs related to client start-up delays on a construction project and reduced project efficiency due to abnormally wet weather.

Piling

	Three Months Ended Sept. 30,
(dollars in thousands)	2010	2009	Change
Segment revenue	$26,563	$15,058	$11,505
Segment profit	4,782	1,950	2,832
Segment profit percentage	18.0%	12.9%

For the three months ended September 30, 2010, Piling segment revenues increased to $26.6 million, from $15.1 million during the same period last year. This improvement reflects increased activity levels in the commercial and industrial construction markets, including an increase in high-volume oil sands projects. The increased revenue also reflects the resumption of projects delayed by unusually wet weather during the first quarter and a full three months of contribution from the Company’s new piling operations in Ontario, compared to only two months of contribution in the prior-year period.

Segment margins increased to 18.0% of revenue, from 12.9% during the same period last year. This increase reflects improved market conditions and increased demand for piling services, partially offset by reduced productivity as a result of abnormally high precipitation levels.

	Six Months Ended Sept. 30,
(dollars in thousands)	2010	2009	Change
Segment revenue	$45,709	$29,676	$16,033
Segment profit	6,176	4,634	1,542
Segment profit percentage	13.5%	15.6%

For the six months ended September 30, 2010, Piling segment revenues were $45.7 million, compared to $29.7 million during the same period last year. The $16.0 million increase in segment revenues reflects improved market conditions, the resumption of weather-delayed projects and six months’ contribution from the new Ontario piling operations, compared to two months’ contribution last year.

Segment margins for the six months ended September 30, 2010 were 13.5% compared to 15.6% during the same period last year. The year-over-year change in profit margin reflects the impact of unusually wet weather and continued delays in the execution of certain project change-orders.

Pipeline

	Three Months Ended Sept. 30,
(dollars in thousands)	2010	2009	Change
Segment revenue	$36,667	$1,589	$35,078
Segment profit (loss)	879	(137)	1,016
Segment profit percentage	2.4%	-8.6%

For the three months ended September 30, 2010, Pipeline revenues increased to $36.7 million, from $1.6 million in the same period last year. The significant increase in revenue reflects the start-up of two new contracts in northern British Columbia (BC).

Segment margin increased to 2.4% from a loss of 8.6% during the same period last year. Current year margins reflect reduced productivity related to client start-up delays and abnormally wet weather conditions on the two new projects as well as the delayed completion of the existing project in southern BC.

	Six Months Ended Sept. 30,
(dollars in thousands)	2010	2009	Change
Segment revenue	$37,506	$1,664	$35,842
Segment profit (loss)	156	229	(73)
Segment profit percentage	0.4%	13.8%

For the six months ended September 30, 2010, Pipeline revenues increased to $37.5 million, from $1.7 million in the same period last year, reflecting work on the new contracts. Segment margin for the six months was 0.4%, compared to 13.8% in the prior-year period. The change in segment margin reflects reduced productivity related to client start-up delays and adverse weather conditions on the two contracts in British Columbia. All three projects are unit-price contracts.

Outlook

The Company anticipates a continued strengthening of demand for services through the second half of the fiscal year despite some lingering impacts of the global recession.

The Company’s outlook for the recurring services business remains positive and the recent acquisition of Cyntech is expected to further expand recurring services revenues with the addition of a tank servicing business which involves inspection, cleaning, repair and relocation services for large-diameter petrochemical tanks. Cyntech provides these services under a multi-year master services agreement with a major integrated oil and gas producer. In the oil sands, all operating oil sands mines are now back in full production. NAEP is active on all of these sites and is currently bidding on multi-year recurring services opportunities with some of these customers.

The Company is also successfully developing its environmental and tailings pond services offering. Recent investments in specialized barge and dozer equipment and a new partnership with Royal Boskalis International have now positioned NAEP to offer a complete turnkey environmental service with both earth-moving and water-related services. Over time, this is expected to provide a significant new source of projects and recurring services revenue.

The outlook for project development in the oil sands continues to improve. NAEP remains active on Exxon’s Kearl site and sees opportunities to further expand its business with this customer. The recent approval of Total E&P Canada Ltd.’s (Total’s) plans to construct a 300,000 barrel per day upgrader improves the prospects for the associated Joslyn mine moving forward and tendering for construction contracts could potentially begin as early as the end of next year. North West Upgrading Inc. has also indicated its intention to resume construction planning for its new upgrader project. Other new developments such as Husky Energy Inc.’s Sunrise, ConocoPhillips’ Surmont and

Suncor's Firebag SAGD (Steam Assisted Gravity Drainage) projects are moving forward and could eventually provide additional project development opportunities as they reach the construction phase. The recent acquisition of Cyntech, with its screw piling technology, enhances the Company’s service offering with respect to these SAGD projects. While the outlook for project work is positive, it should be noted that much of this work will not become available for tendering in this fiscal year.

In the Piling segment, activity levels are expected to increase as market conditions continue to improve and projects delayed by poor weather conditions in the first half of the year resume construction. Piling backlog continued to grow as a result of increasing industrial construction activity levels in the oil sands and a growing volume of business in the Ontario market. As mentioned above, the Cyntech acquisition is expected to further expand opportunities for the Piling segment with the expansion of screw piling design, manufacturing and installation capabilities. Screw piling is favoured on SAGD and power transmission projects because of its low cost and high efficiency. The Piling segment is also expected to benefit from the addition of revenues related to Cyntech’s pipeline anchoring systems business. To date, Cyntech has established an international market for its patented anchoring systems with customers in Canada, the US, Malaysia, Thailand, Indonesia and Russia and the Company is now positioned to cross market this technology to its own pipeline customers.

The Pipeline segment anticipates another quarter of improved results as work progresses on TransCanada Pipelines’ NPS Groundbirch Mainline project and Spectra Energy's Maxhamish Loop project. Both projects are scheduled for completion by the end of the third quarter. The Pipeline segment also expects to complete a small maintenance project for Shell Albian at the Muskeg River Mine. Going forward, this segment will be targeting additional oil sands pipeline maintenance contracts, with the goal of developing a stable base of profitable recurring services work in this segment.

Overall the Company is encouraged by the improving market conditions and by the new opportunities created by the Cyntech acquisition.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the three and six months ended September 30, 2010 tomorrow, Wednesday, November 3, 2010 at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9205 or International: 1-201-689-8054

A replay will be available through December 3, 2010 by dialing:

Toll Free: 1-877-660-6853 or International: 1-201-612-7415 (Account: 286 Conference ID: 359795)

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	September 30, 2010	March 31, 2010
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$56,180	$103,005
Accounts receivable, net (allowance for doubtful accounts of $236, March 2010 - $1,691)	101,525	111,884
Unbilled revenue	137,197	84,702
Inventories	4,906	3,047
Prepaid expenses and deposits	10,511	6,881
Deferred tax assets	2,785	3,481
	313,104	313,000
Prepaid expenses and deposits	3,214	4,005
Assets held for sale	2,233	838
Property, plant and equipment	331,314	331,355
Investment in and advances to unconsolidated joint venture	3,691	2,917
Intangible assets, net (accumulated amortization of $5,850 March 2010 - $4,591)	8,433	7,669
Goodwill	25,111	25,111
Deferred financing costs	8,398	6,725
Deferred tax assets	44,109	10,997
	$739,607	$702,617
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$106,231	$66,876
Accrued liabilities	33,475	47,191
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	4,024	1,614
Current portion of capital lease obligations	4,416	5,053
Current portion of term facilities	14,000	6,072
Current portion of derivative financial instruments	2,743	22,054
Deferred tax liabilities	31,435	16,781
	196,324	165,641
Long term accrued liabilities	16,625	14,943
Capital lease obligations	6,212	8,340
Deferred lease inducements	707	761
Term facilities	59,446	22,374
8¾% senior notes	--	203,120
Series 1 debentures	225,000	--
Derivative financial instruments	12,790	75,001
Other long-term obligations	7,547	3,578
Asset retirement obligation	377	360
Deferred tax liabilities	42,199	27,441
	567,227	521,559
Shareholders’ equity:
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2010 – 36,110,436 (March 31, 2010 – 36,049,276)	303,927	303,505
Additional paid-in capital	6,279	7,439
Deficit	(137,826)	(129,886)
	172,380	181,058
	$739,607	$702,617

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended September 30,		Six Months Ended September 30,
	2010	2009	2010	2009

Revenue	$234,858	$170,702	$418,452	$317,221
Project costs	132,440	65,437	209,717	119,699
Equipment costs	46,358	44,359	111,361	90,403
Equipment operating lease expense	18,909	15,684	36,400	28,033
Depreciation	8,054	11,426	16,257	20,150
Gross profit	29,097	33,796	44,717	58,936
General and administrative costs	15,286	13,918	29,015	28,894
Loss on disposal of property, plant and equipment	585	260	581	301
(Gain) loss on disposal of assets held for sale	(25)	41	(25)	(276)
Amortization of intangible assets	672	417	1,260	910
Equity in loss of unconsolidated joint venture	274	223	517	32
Operating income before the undernoted	12,305	18,937	13,369	29,075
Interest expense, net	7,708	6,409	15,437	12,961
Foreign exchange loss (gain)	49	(18,045)	(1,648)	(37,481)
Realized and unrealized (gain) loss on derivative financial instruments	(1,308)	25,154	1,700	35,175
Loss on debt extinguishment	----	----	4,346	----
Other (income) expense	(9)	(200)	(9)	333
Income (loss) before income taxes	5,865	5,619	(6,457)	18,087
Income taxes (benefit)
Current	3,259	1,264	4,487	1,264
Deferred	237	56	(3,004)	2,597
Net income (loss) and comprehensive income (loss) for the period	2,369	4,299	(7,940)	14,226
Net income (loss) per share – basic	$0.07	$0.12	$(0.22)	$0.39
Net income (loss) per share – diluted	$0.06	$0.12	$(0.22)	$0.39

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2010	2009	2010	2009
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$2,369	$4,299	$(7,940)	$14,226
Items not affecting cash:
Depreciation	8,054	11,426	16,257	20,150
Equity in loss of unconsolidated joint venture	274	223	517	32
Amortization of intangible assets	672	417	1,260	910
Amortization of deferred lease inducements	(27)	(35)	(54)	(61)
Amortization of deferred financing costs	357	838	883	1,643
Loss on disposal of property, plant and equipment	585	260	581	301
(Gain) loss on disposal of assets held for sale	(25)	41	(25)	(276)
Unrealized foreign exchange gain on 8¾% senior notes	----	(18,060)	(732)	(37,600)
Unrealized (gain) loss on derivative financial instruments measured at fair value	(1,308)	21,290	1,700	27,975
Loss on debt extinguishment	----	----	4,346	----
Stock-based compensation expense	2,087	632	2,926	2,449
Accretion of asset retirement obligation	9	(21)	17	(12)
Deferred income taxes (benefit)	237	56	(3,004)	2,597
Net changes in non-cash working capital	(16,496)	2,364	(4,140)	(16,326)
	(3,212)	23,730	12,592	16,008
Investing activities:
Acquisition	----	(4,880)	----	(4,880)
Purchase of property, plant and equipment	(10,759)	(23,239)	(16,777)	(42,460)
Addition to intangible assets	(1,453)	(316)	(2,024)	(805)
Additions to assets held for sale	(1,703)	(933)	(1,703)	(933)
Investment in and advances to unconsolidated joint venture	(750)	(486)	(1,291)	(986)
Proceeds on disposal of property, plant and equipment	----	558	60	696
Proceeds on disposal of assets held for sale	300	152	300	1,112
Net changes in non-cash working capital	(1,252)	3,919	(4,020)	2,647
	(15,617)	(25,225)	(25,455)	(45,609)
Financing activities:
Repayment of term facilities	(2,500)	(652)	(5,000)	(652)
Increase in term facilities	----	21,200	50,000	33,000
Financing costs	(216)	(8)	(7,920)	(1,123)
Redemption of 8¾% senior notes	----	----	(202,410)	----
Issuance of series 1 debentures	----	----	225,000	----
Settlement of swap liabilities	----	----	(91,125)	----
Cash settlement of stock options	----	(66)	----	(66)
Proceeds from stock options exercised	241	----	305	----
Repayment of capital lease obligations	(1,384)	(1,477)	(2,812)	(2,947)
	(3,859)	18,997	(33,962)	28,212
(Decrease) increase in cash and cash equivalents	(22,688)	17,502	(46,825)	(1,389)
Cash and cash equivalents, beginning of period	78,868	79,989	103,005	98,880
Cash and cash equivalents, end of period	$56,180	$97,491	$56,180	$97,491

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under Canadian GAAP or U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this press release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company’s credit agreement. This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income. The credit agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under Canadian GAAP or US GAAP. For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

A reconciliation of net income to Consolidated EBITDA is as follows:

	Three Months Ended Sept. 30,		Six Months Ended Sept. 30,
(dollars in thousands)	2010	2009	2010	2009
Net income (loss)	$2,369	$4,299	$(7,940)	$14,226
Adjustments:
Interest expense	7,708	6,409	15,437	12,961
Income taxes	3,496	1,320	1,483	3,861
Depreciation	8,054	11,426	16,257	20,150
Amortization of intangible assets	672	417	1,260	910
Unrealized foreign exchange (gain) loss on senior notes	-	(18,060)	-	(37,600)
Realized and unrealized (gain) loss on derivative financial instruments	(1,308)	25,154	1,700	35,175
(Gain) loss on disposal of plant and equipment and assets held for sale	560	301	556	25
Stock-based compensation expense	784	489	1,194	1,632
Equity in earnings of unconsolidated joint venture	274	223	517	32
Loss on debt extinguishment	-	-	4,324	-
Consolidated EBITDA	$22,609	$31,978	$34,788	$51,372

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release. Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this release include but are not limited to, the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(A) information related to the level of activity in the Company’s key markets and demand for the Company’s services, including (1) the anticipation of improved operating conditions and strengthening of demand for services through the second half of the fiscal year despite some continuing weather-related delays and lingering impacts of the global recession, (2) the expectation for recurring services demand to grow with all operating oil sands mines back in full production, (3) opportunities on the project development side of the Company’s business continuing to increase as oil sands momentum rebuilds and the commercial and industrial construction markets recover, (4) additional recurring revenue growth opportunities materializing as a result of the Cyntech acquisition, (5) new developments such as Husky Energy Inc.’s Sunrise, ConocoPhillips’ Surmont and Suncor's Firebag SAGD (Steam Assisted Gravity Drainage) projects providing additional project development opportunities as they reach the construction phase and (6) activity levels increasing as market conditions continue to improve and projects delayed by poor weather conditions in the first half of the year resume construction; is subject to the risks and uncertainties that: continued reduced demand for oil and other commodities as a result of slowing market conditions in the global economy may result in reduced oil production and a decline in oil prices; anticipated new major capital projects in the oil sands may not materialize; demand for the Company’s services may be adversely impacted by regulations affecting the energy industry; failure by the Company’s customers to obtain required permits and licenses may affect the demand for the Company’s services; changes in the Company’s customers’ perception of oil prices over the long-term could cause its customers to defer, reduce or stop their capital investment in oil sands projects, which would, in turn, reduce the Company’s revenue from those customers; reduced financing as a result of the tightening credit markets may affect the Company’s customers’ decisions to invest in infrastructure projects; insufficient pipeline, upgrading and refining capacity or lack of sufficient governmental infrastructure to support growth in the oil sands region could cause the Company’s customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce the Company’s revenue from those customers; a change in strategy by the Company’s customers to reduce outsourcing could adversely affect the Company’s results; cost overruns by the Company’s customers on their projects may cause its customers to terminate future projects or expansions which could adversely affect the amount of work the Company receives from those customers; because most of the Company’s customers are Canadian energy companies, a further downturn in the Canadian energy industry could result in a decrease in the demand for its services; and unanticipated short term shutdowns of the Company’s customers’ operating facilities may result in temporary cessation or cancellation of projects in which the Company is participating; and

(B) information related to the future performance of the Company, including (1) the Company’s ability to cross market pipeline anchoring technology to its own pipeline customers and realize the benefits of additional revenues from this business, (2) the completion of TransCanada Pipelines’ NPS Groundbirch Mainline project and Spectra Energy's Maxhamish Loop project by the end of the third quarter and (3) improving operating performance as the year progresses; is subject to the risks and uncertainties that: shortages of qualified personnel or significant labour disputes could adversely affect the Company’s business; if the Company is unable to obtain surety bonds or letters of credit required by some of its customers, the Company’s business could be impaired; the Company is dependent on its ability to lease equipment and a tightening of this form of credit could adversely affect the Company’s ability to bid for new work and/or supply some of its existing contracts; a deterioration of credit market conditions may restrict the Company’s ability to secure new debt financing and/or increase the cost; the Company’s business is highly competitive and competitors may outbid the Company on major projects that are awarded based on bid proposals; the Company’s customer base is concentrated and the loss of or a significant reduction in business from a major customer could adversely impact the Company’s financial condition; lump-sum and unit-price contracts expose the Company to losses when its estimates of project costs are lower than actual costs; the Company’s operations are subject to weather-related factors that may cause delays in its project work; and environmental laws and regulations may expose the Company to liability arising out of its operations or the operations of its customers.

While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document. The Company has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect the Company. See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Management’s Discussion and Analysis filed respectively in the United States and Canada.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca